UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 26, 2017

(Date of earliest event reported)

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	81-3028414 (I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

Extension of Offer

The Company’s 1-A filing contains the provision: “This Offering will terminate on the earlier of (i) September 30, 2017, subject to extension for up to one hundred-eighty (180) days in the sole discretion of the Company; or (ii) the date on which the Maximum Offering is sold (in either case, the “Termination Date”).”

The Company elects to extend the Offering an additional one hundred-eighty (180) days, creating a new Termination date of March 28, 2017 or the date on which the Maximum Offering is sold, whichever is earlier.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,

a Delaware corporation

By:       /s/ Ramy El-Batrawi

Ramy El-Batrawi

Chief Executive Officer

Date:        September 26, 2017